Western Copper Corporation
(an exploration stage company)

Consolidated Financial Statements
March 31, 2008
(Unaudited - expressed in Canadian dollars)

Western Copper Corporation
(an exploration stage company)
Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	March 31,	December 31,
	2008	2007
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,963,631	23,726,947
Other receivables	58,721	116,734
Prepaid expenses	47,943	55,076
	22,070,295	23,898,757
PROPERTY AND EQUIPMENT (note 4)	54,574	63,273
MINERAL PROPERTIES (note 5)	58,853,128	57,194,181
	80,977,997	81,156,211
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,012,124	907,825
FUTURE INCOME TAX	10,310,549	10,310,549
	11,322,673	11,218,374
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 6)	71,883,630	71,883,630
CONTRIBUTED SURPLUS (note 6)	22,294,000	22,091,594
DEFICIT	(24,522,306)	(24,037,387)
	69,655,324	69,937,837
	80,977,997	81,156,211
Commitments (notes 5 and 8)

Approved by the Board of Directors

‘Robert J. Gayton’	Director	‘Klaus Zeitler’	Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit (unaudited)

(expressed in Canadian dollars)

For the three months ended March 31,	2008	2007
	$	$
EXPLORATION EXPENSES	-	1,247,119
ADMINISTRATIVE EXPENSES
Accounting and legal	82,474	91,812
Office and administration	520,232	583,875
Promotion and travel	68,771	130,000
Regulatory and filing fees	27,585	22,949
	699,062	828,636
LOSS BEFORE OTHER ITEMS	699,062	2,075,755
OTHER ITEMS
Interest income	(221,324)	(341,352)
Foreign exchange	7,181	(2,357)
LOSS and COMPREHENSIVE LOSS FOR THE PERIOD	484,919	1,732,046
DEFICIT – BEGINNING OF PERIOD	24,037,387	20,811,421
DEFICIT – END OF PERIOD	24,522,306	22,543,467
BASIC AND DILUTED LOSS PER SHARE	0.01	0.02
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING	72,769,036	71,915,552

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Cash Flow (unaudited)

(expressed in Canadian dollars)

For the three months ended March 31,	2008	2007
	$	$
Cash flows provided by (used in)
OPERATING ACTIVITIES
Loss for the period	(484,919)	(1,732,046)
Items not affecting cash
Amortization	8,699	8,675
Stock-based compensation (note 7)	135,503	302,246
	144,202	310,921
Change in non-cash working capital items	12,276	(570,947)
	(328,441)	(1,992,072)
FINANCING ACTIVITIES
Exercise of stock options	-	368,900
INVESTING ACTIVITIES
Decrease in short-term investments	-	1,713,060
Mineral property expenditures	(1,434,875)	(894,352)
	(1,434,875)	818,708
Decrease in cash and cash equivalents	(1,763,316)	(804,464)
Cash and cash equivalents - Beginning of the period	23,726,947	2,290,022
Cash and cash equivalents - End of the period	21,963,631	1,485,558

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity (unaudited)

(expressed in Canadian dollars)

	Share Capital
			Contributed		Shareholders’
	Number of	Amount	surplus	Deficit	equity
	shares	$	$	$	$
Balance – December 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970
Exercise of stock options	1,245,000	447,700	-	-	447,700
Transfer of value on exercise of
stock options	-	1,522,133	(1,522,133)	-	-
Stock-based compensation	-	-	1,158,133	-	1,158,133
Loss and comprehensive loss	-	-	-	(3,225,966)	(3,225,966)
Balance – December 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837
Stock-based compensation	-	-	202,406	-	202,406
Loss and comprehensive loss	-	-	-	(484,919)	(484,919)
Balance – March 31, 2008	72,769,036	71,883,630	22,294,000	(24,522,306)	69,655,324

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

1	Nature of operations

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Western Copper Corporation as at, and for the year ended, December 31, 2007. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2007 audited annual consolidated financial statements of Western Copper Corporation, except as described in note 3.

3	Change in accounting policies

	a)	Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the entity's key management personnel:

qualitative information about its objectives, policies and processes for managing capital;
summary quantitative data about what it manages as capital;
whether during the period it complied with any externally imposed capital requirements to which it is subject; and
when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Disclosures required by this section are included in note 6.

	b)	Section 3862 – Financial Instruments, Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities are required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. Disclosures required by this section are included in note 11.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

c)	Section 3863 – Financial Instruments – Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

4	Property and equipment

	March 31, 2008

Description		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	69,634	49,880	19,754
Furniture and equipment	24,486	13,712	10,774
Leasehold improvements	63,203	39,157	24,046

	157,323	102,749	54,574

	December 31, 2007

Description		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	69,634	46,496	23,138
Furniture and equipment	24,486	12,474	12,012
Leasehold improvements	63,203	35,080	28,123

	157,323	94,050	63,273

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

5	Mineral properties

	Canada				Mexico
			British	Northwest	Chihuahua
	Yukon		Columbia	Territories
					Sierra
	Carmacks	Casino	Hushamu	Redstone	Almoloya	Total
	$	$	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Exploration	3,409,127	252,926	1,656,386	9,000	-	5,327,439
Design engineering	2,061,512	-	-	-	-	2,061,512
Engineering studies	93,186	262,101	-	-	-	355,287
Permitting	315,728	-	6,020	-	-	321,748
Metallurgical testing	237,964	193,225	1,525	-	-	432,714
Option payment	-	1,000,000	60,000	-	-	1,060,000
Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	-	6,205	15,862	106,147	17,250	145,464
Salary and wages	300,956	123,325	52,525	11,875	-	488,681
Stock-based
compensation	175,317	56,696	32,383	7,985	-	272,381
Future income tax	75,136	24,298	2,953	11,676	7,393	121,456

December 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

Exploration	30,928	18,248	1,200	-	-	50,376
Design engineering	393,785	-	-	-	-	393,785
Engineering studies	-	356,841	-	-	-	356,841
Permitting	110,701	115,896	-	-	-	226,597
Metallurgical testing	50,778	182,103	-	-	-	232,881
Option payment	-	-	80,000	-	-	80,000
Claims maintenance	9,353	-	1,060	74,284	29,217	113,914
Salary and wages	68,775	54,375	11,250	3,250	-	137,650
Stock-based
compensation	41,264	22,873	1,383	1,383	-	66,903

March 31, 2008	11,774,510	16,524,160	18,083,034	12,098,258	373,166	58,853,128

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

a)	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit, with a small gold component, which is located in the Yukon Territory, Canada. A feasibility study released in 2007 supports the development of an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at March 31, 2008, Western Copper has made $500,000 in advance royalty payments.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. On April 26, 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility study, the Company has been capitalizing costs incurred on the project.

b)	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

Should it make a production decision, Western Copper is required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

c)	Hushamu (100% - British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims in a prospective copper/gold porphyry belt located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

d)	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises five mining leases and 55 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

3% if the price is less than, or equal to US$0.75 per pound;
3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
4% if the price is greater than US$1 per pound.

e)	Sierra Almoloya (100% - Chihuahua, Mexico)

The Sierra Almoloya property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

In July 2005, Queenston Mining Inc. (“Queenston”) signed an option and joint venture agreement whereby Queenston could earn an interest in the property through staged exploration expenditures.

On August 13, 2007, Queenston terminated its option on the Sierra Almoloya property. As a result of the termination, all of the interests in the property reverted to Western Copper.

A small number of claims were still subject to a US$200,000 option payment due to a third party on April 20, 2008. The Company has decided not to exercise its option on those claims.

A portion of the claims is subject to a 1% net smelter royalty.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

6	Share capital and contributed surplus

	a)	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	72,769,036 common shares

b)	Contributed surplus

The contributed surplus balance includes amounts paid by the Company’s predecessor to finance its copper business from 1989, when the rights to the Carmacks Copper Project claims were acquired, to May 3, 2006, when those rights were transferred to Western Copper. At March 31, 2008 and December 31, 2007, contributed surplus includes $21,570,251 relating to the activities of Western Copper’s predecessor.

Other than the historical balance described above, the Company’s contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are cancelled or forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are cancelled or forfeited. The fair value of any vested stock option that expires remains in contributed surplus. The fair value of any warrant that expires also remains in contributed surplus.

c)	Capital Disclosure

The Company manages its common shares, stock options, and warrants as capital. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders. The Company is not subject to any externally imposed capital requirement.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

7	Stock options and warrants

	a)	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2008, the Company could issue an additional 4,015,070 stock options.

There was no change to the number or to the terms of outstanding stock options for the three months ended March 31, 2008. Stock options outstanding at March 31, 2008 are as follows:

	Number of	Weighted average
	Stock options	exercise price
		$
Balance outstanding – March 31, 2008	3,261,834	1.57

Stock options outstanding at March 31, 2008 are as follows:

Exercise	Stock options	Weighted average	Average remaining
price	outstanding	exercise price	contractual life
$		$	(years)

0.01-0.75	195,000	0.43	1.87
0.88	716,834	0.88	1.50
1.25	275,000	1.25	3.81
1.88	665,000	1.88	3.60
2.00	1,410,000	2.00	2.64

	3,261,834	1.57	2.32

Of the total stock options granted and outstanding, 2,176,834 were vested and exercisable at March 31, 2008. The weighted average exercise price of vested stock options is $1.44.

b)	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

Stock-based compensation has been allocated to the following line items:

Three month period ended March 31,	2008	2007
	$	$

Statement of loss, comprehensive loss, and deficit

EXPLORATION	-	82,766

ADMINISTRATIVE EXPENSES
Office and administration	126,976	213,646
Promotion and travel	8,527	5,834
	135,503	302,246
Balance Sheet

MINERAL PROPERTIES
Carmacks	41,264	-
Casino	22,873	-
Hushamu	1,383	8,949
Redstone	1,383	2,237
	66,903	11,186

	202,406	313,432

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

The Company has not granted any stock options in 2008. The Company last granted stock options on June 6, 2007. At that time, Western Copper granted 665,000 stock options to employees and directors at $1.88 per share. The fair value of these stock options totalled $638,400. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	75.1%
Expected option term, in years	3.0
Average risk-free interest rate	3.33%
Expected dividend yield	-

c)	Warrants

There was no change to the terms or to the number of outstanding warrants for the three months ended March 31, 2008. Warrants outstanding and exercisable at March 31, 2008 are as follows:

	March 31,	Exercise price	Remaining contractual life
	2008	$	(years)

Balance outstanding	2,562,979	3.50	0.09

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

The value of warrants is determined by using the Black-Scholes option pricing model and is determined at the time the warrants are issued.

The valuation of the warrants was based on the following assumptions:

Expected stock price volatility	70.0%
Expected option term, in years	2.0
Average risk-free interest rate	2.76%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or share purchase warrants granted and/or vested during the period.

8	Commitments

The Company has an agreement to lease office space which expires October 31, 2009. The total amount of payments remaining during the course of the agreement is $429,455, of which $271,235 is due over the next 12 months. The remaining $158,220 is due between April 1, 2009 and October 31, 2009.

Mineral property commitments are described in note 5.

9	Related party transactions

During the period ended March 31, 2008, the Company charged overhead expenses to one of its directors in the amount of $1,837 (2007 - $1,821). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

10	Segmented information

	a)	Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

	b)	Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 5. All other non-current assets are held in Canada.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements (unaudited)
March 31, 2008

(expressed in Canadian dollars)

11	Financial instruments

	a)	Designation

Western Copper has designated its financial instruments as follows:

		i)	Cash and cash equivalents are classified as “Available-for-Sale” and are recorded at their fair value;

		ii)	Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and

		iii)	Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

	b)	Fair value

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

	c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions.

	d)	Currency risk

The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains its cash and cash equivalents in Canadian dollars.